UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

TOP KINGWIN LTD

(Exact name of registrant as specified in its charter)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Enter into a Material Agreement

On May 21, 2026, Sky KingWin (HK) Limited (“Sky KingWin (HK)”), a wholly-owned indirect subsidiary of Top KingWin Ltd (the “Company”), entered into certain share transfer agreement (the “Agreement”) with Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. (the “Target”), a wholly-owned subsidiary of Sky KingWin (HK), and Junze Management Co., Limited, a company incorporated in Hong Kong, China (the “Purchaser”), which is not an affiliate of the Company or any of its directors or officers. Pursuant to the Agreement, the Purchaser agreed to purchase the Target in exchange for cash consideration of USD 218,100 (the “Purchase Price”).

The Company owns 100% of the issued capital of Sky KingWin Ltd., which owns 100% of the equity interest of Sky KingWin (HK). Sky KingWin (HK) owned 100% of the equity interest of the Target prior to this disposition. Upon the closing of the transaction contemplated by the Agreement, the Purchaser will become the sole shareholder of the Target and as a result, assume all assets and liabilities of the Target and the subsidiaries owned or controlled by the Target.

The closing of the disposition is subject to the satisfaction of certain closing conditions including the receipt of the Purchase Price.

The unofficial English translation of the Agreement is furnished as Exhibits 99.1 to this Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Exhibits

Exhibit No.	Description
99.1	Unofficial Translation of the Share Transfer Agreement, dated May 21, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top KingWin Ltd

Date: May 22, 2026	By:	/s/ Ruilin Xu
	Name:	Ruilin Xu
	Title:	Chief Executive Officer

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